SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For  31 May 2013

InterContinental Hotels Group PLC
(Registrant's name)

Broadwater Park, Denham, Buckinghamshire, UB9 5HJ, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

EXHIBIT INDEX

99.1	Transaction in Own Shares dated 17 May 2013
99.2	Transaction in Own Shares dated 20 May 2013
99.3	Transaction in Own Shares dated 21 May 2013
99.4	Director/PDMR Shareholding dated 22 May 2013
99.5	Transaction in Own Shares dated 23 May 2013
99.6	Result of AGM dated 24 May 2013
99.7	AGM Resolutions dated 28 May 2013
99.8	Transaction in Own Shares dated 28 May 2013
99.9	Transaction in Own Shares dated 29 May 2013
99.10	Directors/PDMR Shareholding dated 30 May 2013
99.11	Transaction in Own Shares dated 30 May 2013

Exhibit 99.1

InterContinental Hotels Group PLC (the "Company")

Transaction in Own Shares

The Company announces that on 17 May 2013 it acquired 40,000 of its own ordinary shares at an average price of 1939.4760 pence per ordinary share.  The highest and lowest prices paid for these shares were 1947 pence per share and 1926 pence per share respectively.

The shares purchased will be held as Treasury Shares.

Following settlement of the above purchase, the Company will hold 1,687,489 ordinary shares as Treasury Shares and the total number of ordinary shares in issue (excluding shares held in treasury) will be266,740,938.

For further information, please contact:
Investor Relations (Catherine Dolton; Isabel Green): +44 (0)1895 512176

Exhibit 99.2

InterContinental Hotels Group PLC (the "Company")

Transaction in Own Shares

The Company announces that on 20 May 2013 it acquired 8,538 of its own ordinary shares at an average price of 1946.5105 pence per ordinary share. The highest and lowest prices paid for these shares were 1948 pence per share and 1945 pence per share respectively.

The shares purchased will be held as Treasury Shares.

Following settlement of the above purchase, the Company will hold 1,696,027 ordinary shares as Treasury Shares and the total number of ordinary shares in issue (excluding shares held in treasury) will be 266,732,400.

For further information, please contact:

Investor Relations (Catherine Dolton; Isabel Green): +44 (0)1895 512176

Exhibit 99.3

InterContinental Hotels Group PLC
(the "Company")

Transaction in Own Shares

The Company announces that on 21 May 2013 it acquired 11,146 of its own ordinary shares at an average price of 1948.9985 pence per ordinary share.  The highest and lowest prices paid for these shares were 1950 pence per share and 1948 pence per share respectively.

The shares purchased will be held as Treasury Shares.

Following settlement of the above purchase, the Company will hold 1,707,173 ordinary shares as Treasury Shares and the total number of ordinary shares in issue (excluding shares held in treasury) will be 267,052,124.

For further information, please contact:
Investor Relations (Catherine Dolton; Isabel Green): +44 (0)1895 512176

Exhibit 99.4

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

1.	Name of the issuer	2.
State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2 R,
(ii) a disclosure made in accordance
LR 9.8.6R(1) or
(iii) a disclosure made in accordance with section 793 of the Companies Act (2006).

	INTERCONTINENTAL HOTELS GROUP PLC		A TRANSACTION NOTIFIED IN ACCORDANCE WITH DTR 3.1.2 R
3.	Name of person discharging managerial responsibilities/director	4.	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person
	RICHARD SOLOMONS - CHIEF EXECUTIVE		N/A
5.	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest	6.	Description of shares (including class), debentures or derivatives or financial instruments relating to shares
	IN RESPECT OF 3 ABOVE		ORDINARY SHARE OF 14 194/329 PENCE EACH
7.	Name of registered shareholders(s) and, if more than one, the number of shares held by each of them	8.	State the nature of the transaction
	RICHARD SOLOMONS		EXERCISE OF 330,870 OPTIONS UNDER THE COMPANY'S EXECUTIVE SHARE OPTION PLAN AND SUBSEQUENT SALE OF 330,870 SHARES
9.	Number of shares, debentures or financial instruments relating to shares acquired	10.	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)
	N/A		N/A
11.	Number of shares, debentures or financial instruments relating to shares disposed	12.	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)
	330,870 SHARES		NEGLIGIBLE
13.	Price per share or value of transaction	14.	Date and place of transaction
	EXERCISED 230,320 OPTIONS AT £4.9417 PER SHARE AND EXERCISED 100,550 OPTIONS AT £6.1983 PER SHARE. SOLD 330,870 SHARES AT £19.419397 PER SHARE		21 MAY 2013, UNITED KINGDOM
15.	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)	16.	Date issuer informed of transaction
	728,541 INCLUDING ALL NOTIFIABLE INTERESTS (OF WHICH THE INTEREST IN ORDINARY SHARES IS 371,198) PERCENTAGE HOLDING IS NEGLIGIBLE		21 MAY 2013

Name of contact and telephone number for queries:

Investor Relations (Catherine Dolton; Isabel Green): +44 (0)1895 512176
Media Relations (Yasmin Diamond; Zoe Bird): +44 (0)1895 512008

Name of authorised official of issuer responsible for making notification NICOLETTE HENFREY DEPUTY COMPANY SECRETARY & HEAD OF CORPORATE LEGAL Date of notification 22 MAY 2013

Exhibit 99.5

InterContinental Hotels Group PLC
(the "Company")

Transaction in Own Shares

The Company announces that on 23 May 2013 it acquired 86,000 of its own ordinary shares at an average price of 1914.7163 pence per ordinary share.  The highest and lowest prices paid for these shares were 1928 pence per share and 1902 pence per share respectively.

The shares purchased will be held as Treasury Shares.

Following settlement of the above purchase, the Company will hold 1,793,173 ordinary shares as Treasury Shares and the total number of ordinary shares in issue (excluding shares held in treasury) will be 266,966,124.

For further information, please contact:
Investor Relations (Catherine Dolton; Isabel Green): +44 (0)1895 512176

Exhibit 99.6

INTERCONTINENTAL HOTELS GROUP PLC

Results of 2013 Annual General Meeting

The Annual General Meeting of InterContinental Hotels Group PLC was held on Friday 24 May 2013.

All resolutions set out in the Notice of Meeting were duly passed on a poll.  The number of votes for and against each of the resolutions put before the Meeting and the number of votes withheld were as follows:

	RESOLUTION	VOTES FOR	%	VOTES AGAINST	%	TOTAL VOTES	VOTES WITHHELD
1.	Receipt of financial statements 2012	188,680,614	99.99	13,352	0.01	188,693,966	90,722
2.	Approval of Directors' Remuneration Report	160,795,577	85.73	26,762,492	14.27	187,558,069	1,226,617
3.	Declaration of final dividend	188,694,787	100.00	9,244	0.00	188,704,031	80,657
4a.	Election of Patrick Cescau as a Director	187,844,734	99.57	804,657	0.43	188,649,391	135,297
4b.	Re-election of David Kappler as a Director	188,071,488	99.69	586,564	0.31	188,658,052	126,636
4c.	Re-election of Kirk Kinsell as a Director	186,414,466	98.81	2,240,642	1.19	188,655,108	129,580
4d.	Re-election of Jennifer Laing as a Director	188,080,635	99.69	577,823	0.31	188,658,458	126,230
4e.	Re-election of Jonathan Linen as a Director	186,566,530	99.67	616,377	0.33	187,182,907	1,601,780
4f.	Re-election of Luke Mayhew as a Director	188,164,650	99.74	493,678	0.26	188,658,328	126,360
4g.	Re-election of Dale Morrison as a Director	188,079,398	99.69	578,177	0.31	188,657,575	127,020
4h.	Re-election of Tracy Robbins as a Director	186,420,827	98.81	2,244,142	1.19	188,664,969	119,719
4i.	Re-election of Tom Singer as a Director	186,419,135	98.81	2,239,904	1.19	188,659,039	125,649
4j.	Re-election of Richard Solomons as a Director	188,192,671	99.75	467,793	0.25	188,660,464	124,224
4k.	Re-election of Ying Yeh as a Director	188,035,639	99.67	618,516	0.33	188,654,155	130,533
5.	Reappointment of Ernst & Young LLP as Auditors	183,158,165	97.96	3,811,060	2.04	186,969,225	1,815,462
6.	Authority to set Auditors' remuneration	183,627,680	97.56	4,584,452	2.44	188,212,132	572,554
7.	Political donations	185,505,012	98.38	3,050,182	1.62	188,555,194	229,494
8.	Authority to allot shares	166,550,576	88.30	22,074,486	11.70	188,625,062	159,626
9.	Disapplication of pre-emption rights	188,047,373	99.71	550,986	0.29	188,598,359	186,329
10.	Authority to purchase own shares	186,496,148	99.72	519,482	0.28	187,015,630	1,769,057
11.	Notice of General Meetings	171,923,743	91.11	16,765,259	8.89	188,689,002	95,686

NOTES:

1. The 'For' vote includes those giving the Chairman discretion.

2. Votes 'Withheld' are not counted in the calculation of the proportion of votes 'For' or 'Against' a resolution.

3. The total number of ordinary shares in issue, excluding Treasury shares, on Wednesday 22 May 2013 was 267,071,808.

4.   Copies of the resolutions passed, other than resolutions concerning ordinary business, will be submitted to the UK Listing Authority via the National Storage Mechanism and will be available in due course for inspection at
      www.hemscott.com/nsm.do

For further information please contact:

Investor Relations (Catherine Dolton; Isabel Green):    +44 (0)1895 512176

Media Relations (Yasmin Diamond; Zoe Bird):               +44 (0)1895 512008          +44 (0)7736 746167

Notes to Editors:

IHG (InterContinental Hotels Group) [LON:IHG, NYSE:IHG (ADRs)] is a global organisation with nine hotel brands including InterContinental® Hotels & Resorts, Hotel Indigo®, Crowne Plaza® Hotels & Resorts, Holiday Inn® Hotels and Resorts, Holiday Inn Express®, Staybridge Suites®, Candlewood Suites®, EVEN™ Hotels and HUALUXE™ Hotels & Resorts. IHG also manages Priority Club® Rewards, the world's first and largest hotel loyalty programme with over 73 million members worldwide. The programme will be renamed and relaunched as IHG® Rewards Club in July 2013, offering enhanced benefits for members.

IHG franchises, leases, manages or owns over 4,600 hotels and more than 674,000 guest rooms in nearly 100 countries and territories. With more than 1,000 hotels in its development pipeline, IHG expects to recruit around 90,000 people into additional roles across its estate over the next few years.

InterContinental Hotels Group PLC is the Group's holding company and is incorporated in Great Britain and registered in England and Wales.

Visit www.ihg.com for hotel information and reservations and  www.priorityclub.com for more on Priority Club Rewards. For our latest news, visit  www.ihg.com/media, www.twitter.com/ihg, www.facebook.com/ihg or  www.youtube.com/ihgplc.

Exhibit 99.7

28 May 2013

InterContinental Hotels Group PLC

Following the Annual General Meeting of InterContinental Hotels Group PLC held on 24 May 2013, at which all proposed resolutions were duly passed, in accordance with Listing Rule 9.6.2, copies of all the resolutions passed, other than resolutions concerning ordinary business, have been submitted to National Storage Mechanism and will shortly be available for inspection at http://www.morningstar.co.uk/uk/NSM

Exhibit 99.8

InterContinental Hotels Group PLC
(the "Company")

Transaction in Own Shares

The Company announces that on 28 May 2013 it acquired 64,240 of its own ordinary shares at an average price of 1943.7180 pence per ordinary share.  The highest and lowest prices paid for these shares were 1957 pence per share and 1932 pence per share respectively.

The shares purchased will be held as Treasury Shares.

Following settlement of the above purchase, the Company will hold 1,857,413 ordinary shares as Treasury Shares and the total number of ordinary shares in issue (excluding shares held in treasury) will be 266,901,884.

For further information, please contact:
Investor Relations (Catherine Dolton; Isabel Green): +44 (0)1895 512176

Exhibit 99.9

InterContinental Hotels Group PLC
(the "Company")

Transaction in Own Shares

The Company announces that on 29 May 2013 it acquired 120,000 of its own ordinary shares at an average price of 1918.6710 pence per ordinary share.  The highest and lowest prices paid for these shares were 1947 pence per share and 1903 pence per share respectively.

The shares purchased will be held as Treasury Shares.

Following settlement of the above purchase, the Company will hold 1,977,413 ordinary shares as Treasury Shares and the total number of ordinary shares in issue (excluding shares held in treasury) will be 266,781,884.

For further information, please contact:
Investor Relations (Catherine Dolton; Isabel Green): +44 (0)1895 512176

Exhibit 99.10

30 May 2013

INTERCONTINENTAL HOTELS GROUP PLC
(the "Company")

Notification of transactions of directors, persons discharging managerial responsibility
("PDMR")and connected persons

On 29 May 2013, Keith Barr, Chief Commercial Officer, was awarded conditional rights over the Company's ordinary shares under the Long Term Incentive Plan ("LTIP"). Under the terms of the LTIP, the maximum numbers of shares that can be transferred to Mr Barr if all performance conditions are met in full are as follows:

Performance Period                                            Number of Shares
2012 to 2014                                                                 2,908
2013 to 2015                                                                 4,653

The performance measurement periods are from 1 January 2012 to 31 December 2014 and 1 January 2013 to 31 December 2015. The awards will vest on the business day after the announcement of the Company's 2014 and 2015 year end financial results respectively.

---------------Ends--------------

For further information please contact:
Investor Relations (Catherine Dolton; Isabel Green): +44 (0)1895 512176
Media Relations (Yasmin Diamond; Zoe Bird): +44 (0)1895 512008          +44 (0)7736 746167
Notes to Editors:
IHG (InterContinental Hotels Group) [LON:IHG, NYSE:IHG (ADRs)] is a global organisation with nine hotel brands including InterContinental® Hotels & Resorts, Hotel Indigo®, Crowne Plaza® Hotels & Resorts, Holiday Inn® Hotels and Resorts, Holiday Inn Express®, Staybridge Suites®, Candlewood Suites®, EVEN™ Hotels and HUALUXE™ Hotels & Resorts. IHG also manages Priority Club® Rewards, the world's first and largest hotel loyalty programme with over 73 million members worldwide. The programme will be renamed and relaunched as IHG® Rewards Club in July 2013, offering enhanced benefits for members.

IHG franchises, leases, manages or owns over 4,600 hotels and more than 674,000 guest rooms in nearly 100 countries and territories. With more than 1,000 hotels in its development pipeline, IHG expects to recruit around 90,000 people into additional roles across its estate over the next few years.

InterContinental Hotels Group PLC is the Group's holding company and is incorporated in Great Britain and registered in England and Wales.

Visit www.ihg.com for hotel information and reservations and www.priorityclub.com for more on Priority Club Rewards. For our latest news, visit www.ihg.com/media, www.twitter.com/ihg, www.facebook.com/ihg or www.youtube.com/ihgplc.

Exhibit 99.11

InterContinental Hotels Group PLC
(the "Company")

Transaction in Own Shares

The Company announces that on 30 May 2013 it acquired 87,219 of its own ordinary shares at an average price of 1910.4203 pence per ordinary share.  The highest and lowest prices paid for these shares were 1918 pence per share and 1900 pence per share respectively.

The shares purchased will be held as Treasury Shares.

Following settlement of the above purchase, the Company will hold 2,064,632 ordinary shares as Treasury Shares and the total number of ordinary shares in issue (excluding shares held in treasury) will be 266,694,665.

For further information, please contact:
Investor Relations (Catherine Dolton; Isabel Green): +44 (0)1895 512176

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ C. Cox
Name:	C. COX
Title:	COMPANY SECRETARIAL OFFICER

Date:	31 May 2013